David F. C. Sheridan t 403.645.4689 david.sheridan@encana.com

January 13, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:      H. Roger Schwall, Assistant Director

Dear Sir:

Re:	Response Submitted in the Matter of Encana Corporation's Form 40-F for the Fiscal Year ended December 31, 2009 (Filed February 18, 2010)

On behalf of Encana Corporation ("Encana" or the "Corporation") and in response to the comment letter dated December 21, 2010 from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission"), please consider the following responses (the "Responses") to the Comment Letter relating to the Corporation's annual report on Form 40-F for the fiscal year ended December 31, 2009.  Attached as Annex A hereto, please find the Responses.

The contact information of the responsible representative at Encana is Sherri A. Brillon, Executive Vice-President & Chief Financial Officer, 1800, 855 - 2nd Street S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5; telephone: (403) 645-2000.

In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

Encana Corporation 1800, 855 – 2 Street SW PO Box 2850 Calgary, Alberta Canada T2P 2S5 t 403.645.2000 f 403.645.3400 www.encana.com

U.S. Securities and Exchange Commission	2

If Staff wishes to discuss this letter or the attached documents, please contact Ms. Brillon or the undersigned at (403) 645-4689.

Yours truly,

Encana Corporation

/s/ David F.C. Sheridan

David F.C. Sheridan
Associate General Counsel

cc:	Sherri A. Brillon William A. Stevenson D.H. Dwight Barton Corine Bushfield Steve Dyck

U.S. Securities and Exchange Commission	A-1

ANNEX A

Corporation Responses

The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter.  The Corporation's responses to the Staff's comments are as follows:

Form 40-F

Delivery Commitments, page 33

1. We note your response to comment three from our letter dated September 28, 2010.  Item 1207(a) of Regulation S-K requires you to disclose “material information” about your ability to meet your delivery commitments “in the near future” including “the principle sources” for meeting those commitments and “the total quantities of oil and gas that are subject to delivery commitments.”  The disclosure that you refer us to states simply that you have “a number of delivery commitments” and that you have “sufficient natural gas reserves to meet these commitments”.  It does not appear to provide the level of disclosure required by Item 1207(a).  Furthermore, while your disclosure indicates that “[m]ore detailed information can be found in the Contractual Obligations and Contingencies section of [your] Management’s Discussion and Analysis” it is not clear to the staff how that disclosure addresses Item 1207(a).  Please advise and revise.

RESPONSE TO COMMENT 1

As at December 31, 2009, Encana had no material long term physical sales contracts.  Consequently, since Encana had no material delivery commitments under existing contracts or agreements, no disclosure was required under Item 1207(a) of Regulation S-K.  Encana proposes that for future disclosure in its Form 40-F, it will clarify that it has no material delivery commitments (assuming this continues to be the case) and will delete the cross-reference to the “Contractual Obligations and Contingencies” section of Encana’s Management’s Discussion and Analysis.

Appendix B

2. We note your response to comment four from our letter dated September 28, 2010 and we reissue the comment.  Because you have chosen to report – and received an exemption to report – your reserves in accordance with the rules of the U.S. Securities and Exchange Commission, you are required to comply fully with the U.S. disclosure requirements relating to your oil and gas producing activities pursuant to Subpart 1200 of Regulation S-K.  Please provide a report that complies with Item 1202(a)(8).  We refer you to paragraph 1(a)(i) under “Decision” in Annex C of your letter dated October 8, 2010.

U.S. Securities and Exchange Commission	A-2

RESPONSE TO COMMENT 2

As stated in our previous response dated October 8, 2010, the Appendix B that Staff referred to in its original comment is a modified report of qualified reserves evaluators, as required under the terms of an exemption order (the “Exemption Order”) granted by the Canadian Securities Administrators (the "CSA"), a copy of which was provided to Staff.  The requirement to provide this modified report is outlined in paragraph 1(a)(ii) of that Exemption Order.  The form of that modified report was reviewed and approved by the CSA, and is generally consistent with the disclosure requirements of Form 51-101F2 of National Instrument 51-101.  It is this modified report, rather than any form modeled on Item 1202(a)(8) of Regulation S-K, which was required to be included in Encana's Annual Information Form in order to comply with the terms of the Exemption Order.  The interpretation of the Exemption Order, and in particular the scope of the requirements in paragraph 1(a), is a matter of Canadian law.  Encana's position, supported by the view of its external Canadian legal counsel and taking into consideration the background to and the intent and structure of the Exemption Order, is that the third party report required as an exhibit to the filing by Item 1202(a)(8) did not fall within the US Disclosure Requirements contemplated by the Exemption Order.  Encana, as a foreign private issuer filing its annual report on Form 40-F, is not subject to the requirements of Item 1202(a)(8).  Accordingly, the report contemplated by that item was not required.

Our understanding is that the approach taken by Encana with respect to this issue is consistent with that of other Canadian senior oil and gas issuers that have been relying on similar exemption orders in order to provide U.S. style disclosure for their reserves data and other oil and gas information.

U.S. Securities and Exchange Commission	B-1

ANNEX B

Encana Corporation
1800 - 855 2nd Street S.W.
P.O. Box 2850
Calgary, Alberta, Canada  T2P 2S5

                   January 13, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:    H. Roger Schwall, Assistant Director

Dear Sirs:

On behalf of Encana Corporation (the "Corporation"), I hereby acknowledge that:

1.	the Corporation is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2009 (the "Filing");

2.
comments by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
/s/ Sherri A. Brillon
Sherri A. Brillon Executive Vice-President & Chief Financial Officer